GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.GoldenArchResources.com

RECEIVED
2004 MAY 18 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

04030228

NEWS RELEASE

SUPPL

The Bonnie Zone, Mildred Peak Property

March 5, 2004 - Golden Arch Resources Ltd. is pleased to announce the initial drilling program is well underway and that recent reconnaissance exploration on its 100%-owned Mildred Peak Property in Pima County, Arizona has identified a new area of potential high-grade gold and copper mineralization (the 'Bonnie Zone'). Heavily copper-stained, quartz-vein float material in a tributary gulch of Escondido wash was found to assay 6.6 g gold per tonne. This float was traced up to a series of previously unknown old workings that follow a Northeast-trending zone of sulphide mineralized quartz veins and veinlets in a moderately silicified altered zone about 2 to 4 meters wide. The Bonnie Zone has been traced for approximately 400 meters, and is hosted in a package of metamorphosed, silty to sandy sediments of Jurassic age. Silicified boudined foliation parallels copper-stained quartz veins and veinlets up to approximately one meter thick that occur in low-angle structures, possibly vertically stacked shears. At present, the total width of the zone still remains to be determined. Outcropping bedrock in the area occurs sporadically through a thin veneer of residual, or colluvial, material. So far, sampling has been limited to old pits, a caved adit and natural bedrock exposures. Two outcrops sampled have returned the highest values to date, namely 5.01 grams gold per tonne (0.15opt Au) and 9.46 grams gold per tonne (0.28 opt Au). All samples taken on this new zone (24 in total) to date, are either multi-gram/tonne gold or very anomalous. No modern exploration has been done in this area. To follow up this promising new discovery, a program of systematic backhoe trenching and sampling is planned for the near future.

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

On behalf of the Board of Directors,

"Richard Somerville"

Richard Somerville, P.Eng.
Director and Vice-President, Exploration and Mining

dlw 5/19

The TSX Venture Exchange assumes no responsibility for the accuracy of this Release and neither approves nor disapproves thereof.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.GoldenArchResources.com

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

March 18, 2004 - Golden Arch Resources Ltd. (the 'Company') is pleased to report the drilling at the 'Michelle zone in the 'Amado' area of the 'Mildred Peak Property' has been completed. The diamond drill core from all six holes has been sent to the core shack for cutting and logging before being transferred to the lab for assay. The drill has been relocated to the 'Rachelle' zone of the 'Amado' area to continue the drilling program in the region. It is intended the drilling of 'Malakite Silver', 'Gold Bullion' and 'Jupiter' areas of 'Mildred Peak Property' will follow after the 'Amado' area has been completed.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

The TSX Venture Exchange assumes no responsibility for the accuracy of this Release and neither approves nor disapproves thereof.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.GoldenArchResources.com

2004 MAY 18 A 10: 22

GAI: TSX Venture	OFFICE OF INTERNATIONAL CORPORATE FINANCE Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

NEWS RELEASE

April 21, 2004 - Golden Arch Resources Ltd. (the 'Company') is pleased to announce the drilling is proceeding at the 'Mildred Peak Property' in Pima County, Arizona. Results will be released by the zone as they are received from the lab. The 'Company' geologists and management will correlate the results with drill cores logged and recorded, as extracted from the drill holes on the property.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

The TSX Venture Exchange assumes no responsibility for the accuracy of this Release and neither approves nor disapproves thereof.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.GoldenArchResources.com

RECEIVED
2004 MAY 18 A 10:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

April 27, 2004 - Golden Arch Resources Ltd. (the 'Company') is pleased to report that the private placement announced February 3, 2004 has closed in the full amount of 3,000,000 Units at $0.30 Cdn per Unit for total proceeds of $900,000.00. Each Unit consists of one common share and one half of one share purchase warrant, with each full warrant entitling the holder to purchase one additional common share at an exercise price of $0.40 per share for a period of 18 months. A finder's fee is payable to Canaccord Capital Corporation. There is a hold period on the shares of four months. Proceeds will be used for the development of the Company's Mildred Peak project in Pima County Arizona, and for corporate overhead.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

The TSX Venture Exchange assumes no responsibility for the accuracy of this Release and neither approves nor disapproves thereof.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222
Fax: (604) 681-8282
www.GoldenArchResources.com

RECEIVED 2004 MAY 10 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

ARIZONA AND TEXAS DRILLING LOOKS PROMISING

April 30, 2004 – Golden Arch Resources Ltd. (the 'Company') is pleased to announce it has received confirmation from Altar Resources Partnership, that the Company has fulfilled their requirements to Altar Resources for 2003 – 2004. This completes the obligation to Altar concerning the 'Mildred Peak Property' in Pima County, Arizona as disclosed in March 26, 2002 news release. The lease agreement on the Mildred Peak Property with Altar Resources Partnership continues in good standing. A finders fee is payable subject to regulatory approval.

During the current drilling program on the Mildred Peak property, 14 short holes have been drilled. Five of the eight holes drilled on the Michelle Zone and three of those drilled on the Rachel Zone encountered significantly anomalous gold values of up to 3 grams gold per tonne. The strong solidification and highly anomalous gold values in these mineralized zones indicate further exploration will be required and is being planned to establish these zones.

Three short holes and two trenches were completed on the Malachite Silver area. While assays have not yet been received from this work, a fault was intersected that appears to have offset this copper-silver mineralized zone. A geophysical program will be initiated to trace the offset portion of the zone.

The company has applied to the State of Arizona for permits for a new trenching program designed to obtain more information on the mineralization of the newly discovered 'Bonnie' zone located in the northern part of the Amado area of the property.

Owing to a prior drilling commitment with another party, our Arizona diamond drilling contractor has ended our drilling program at Mildred Peak before completion. A replacement drilling contractor will be found as soon as possible.

The TSX Venture Exchange assumes no responsibility for the accuracy of this Release and neither approves nor disapproves thereof.

In the Company's natural gas exploration program, logging of the gas well in Hemphill County, Texas (Young #2-66) in which Golden Arch has participated should be finished by the end of the week. The hole was drilled to a final depth of 13550 feet. Numerous gas shows were detected during the course of drilling. Discussions are underway with the drilling partners, and when the logging is done, a completion drilling rig will be moved onto the hole.

On behalf of the Board of Directors of Golden Arch Resources Ltd.

"Les Kjosness"
President

The TSX Venture Exchange assumes no responsibility for the accuracy of this Release and neither approves nor disapproves thereof.